Exhibit 99.1
The results of Shinhan Bank’s Annual General Meeting of Shareholders for the FY2012

On March 27, 2013, Shinhan Bank, our wholly-owned bank subsidiary, held the Annual General Meeting of Shareholders (hereafter “AGM”) for the FY2012, and the three agendas listed below were approved.

Agenda:

1)	Approval of Separate Financial Statements and Consolidated Financial Statements for the fiscal year of 2012

(January 1, 2012 ~ December 31, 2012)

2) Approval of Director Remuneration Limit

3) Appointment of Directors

The AGM of Shinhan Bank also approved cash dividend payment for the fiscal year of 2012 as follows:

- Annual Cash Dividend: KRW 450 billion or KRW 284 per common share

Since Shinhan Financial Group (hereafter “SFG”) wholly owns Shinhan Bank, SFG will be receiving the total dividend amount from Shinhan Bank.